EXHIBIT 99.1

Re:	Changes to the Board of Directors and Committees of BIQI International Holdings Corporation (the “Company”); Current Status.

At a meeting of the board of directors of the Company (the “Board”) on April 12, 2019:

The Board was notified that Mr. Zihui Mo and Mr. Baoguo Han resigned as directors.

Ms. Jie Jiao and Mr. Ju Li were appointed as independent directors.

Mr. Ju Li (40) has rich and extensive financial investment and enterprise management experience. Mr. Li previously worked at Amtex GmbH and at Mercatura Cosmetics Biotech Tech AG. From March 2009 to February 2015, Mr. Li was the general manager of Asia Pacific at Varengold Bank. From April 2015 to February 2017, Mr. Li was the general manager of Asia Pacific at Sensus Asset Management Co., Ltd. Mr. Li holds a B.A. degree from the Bremen University of Applied Sciences,Germany.

Ms. Jie Jiao has rich experience in operation and management in the jewelry industry. Between 2013 and 2015, she served as the manager of Shandong Lujinjiang Jewelry Company. Since 2015, Ms. Jiao has been serving as the general manager of Dalian Weft Trading Co., Ltd. Ms. Jiao holds degrees from the Dalian University of Technology and Tsinghua University as well as an EMBA from Hainan University.

At a meeting of the board of directors on April 15, 2019, the following directors were appointed to various committees as follows:

Audit Committee: Jie Jiao (chairman), Fengsheng Tan and Ju Li

Nominating Committee: Fengsheng Tan (chairman), Changqing Yan and Ju Li

Compensation Committee: Jamie Tseng (chairman), Jie Jiao and Changqing Yan

The Company wishes to clarify that the above description reflects the current status as of the date of this Report.